

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via E-Mail</u>
Mr. David NK Wang
Chief Executive Officer
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road, Pudong New Area
Shanghai, China 201203

> **Re:** **Semiconductor Manufacturing International Corporation**
> **Form 20-F for the year ended December 31, 2010**
> **Filed June 28, 2011**
> **File No. 001-31994**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2010</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Liquidity and Capital Resources</u>

<u>Capital Expenditures</u>

1. We note the significance of your construction in progress at December 31, 2010. Please revise your future filings to describe the nature of your construction in progress and a timeline and estimated costs remaining for its completion.

Note 2 – Summary of Significant Accounting Policies, page F-11

(o) Government subsidies, page F-15

2.   We note the significance of your government subsidies. Please explain to us the significant terms and conditions associated with any government subsidies you receive. As applicable, please explain to us how any terms or conditions associated with these subsidies impact your accounting. Additionally, please explain to us how you determine the proper income statement classification of your subsidies (e.g. reduction of interest expense, reduction of operating expenses, etc.). Revise your future filings as necessary.

Note 21 - Reconciliation of Basic and Diluted Earnings (loss) per Share, page F-41

3.   We note that anti-dilutive outstanding stock options excluded from your EPS calculation significantly increased at December 31, 2010. Please explain to us the reasons for this significant increase.

Note 26 - Contingent Liability, page F-44

4.   We note that you have recorded a contingent liability related to claims you owe under a cooperative manufacturing agreement. To the extent your accrual for this matter is material to an understanding of your financial statements, please revise future filings to disclose the amount of the accrual. Additionally, if there is a reasonable possibility of loss in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to FASB ASC paragraph 450-20-50-4.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact or me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief